ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 27 JANUARY 2010	OTCBB Code: OBTLY

ORBITAL RESTRUCTURES $19 MILLION LOAN

PERTH, AUSTRALIA – 27 January 2010: Orbital Corporation Limited (ASX: OEC – “Orbital”) announced today that it has reached agreement with the Government of Western Australia, through the Department of Commerce, to restructure the terms and conditions of the long standing loan arrangement between Orbital and the WA Government.

The parties entered into a Development Incentives Agreement in 1989 under which Orbital was advanced $19 million, interest free, to be repaid in one lump sum in 2014. Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14.35 million (being the net present value of the old loan at 30 June 2009) with the following terms and conditions.

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Term – 2010 to 2025.

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Repayments – Commencing May 2010 at $0.2 million per annum

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Repayments - Increasing annually to a maximum of $2.1 million per annum in 2023.

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Interest free

Keith Halliwell, Orbital’s Chief Financial Officer, commented “We are pleased that the loan has been restructured with a revised repayment plan”.

“We appreciate the support the Western Australian Government has given Orbital for many years and look forward to the benefits that this new financing arrangement will provide for Orbital stakeholders and for Western Australia.” added Mr Halliwell.

International Financial Reporting Standards (“IFRS”) require the restructured loan to be initially carried at a discounted net present value of approximately $7.6 million, which compares to the carrying value of the loan at 31 December 2009 of $15.3 million, and for that difference of approximately $7.7 million (which is a non-cash item) to be accounted for as a profit. The initially reported profit will be reversed as an expense over the term of the loan as Orbital will incur non-cash interest amortisation expenses of $0.5 million to $0.1 million per annum, and totalling $6.8 million over the term of the loan. The present non-cash interest amortisation expense of approximately $0.8 million per annum expensed under the original loan facility will no longer be incurred.

ENDS

CONTACTS	Mr Terry Stinson CEO Mr Keith Halliwell CFO	Telephone +61 8 9441 2311 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.